Exhibit 23.1

CONSENT OF KPMG LLP, INDEPENDENT AUDITORS

The Board of Directors
LOUD Technologies Inc.:

        We consent to the incorporation by reference in the registration statements (Nos. 33-98720 and 333-107060) on Form S-8 of LOUD Technologies Inc. of our report dated March 31, 2004, except for the matters discussed in Note 20, as to which the date is April 27, 2004, with respect to the consolidated balance sheets of LOUD Technologies Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, cash flows and shareholders' equity and comprehensive loss for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-K of LOUD Technologies Inc. Our report refers to a change in the method of accounting for goodwill and other intangible assets as of January 1, 2002.

/s/ KPMG LLP

Seattle, Washington
May 3, 2004